FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 02, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA, SWITZERLAND OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT

NatWest Group plc
2 June 2023

Successful disposal of shares in Permanent TSB Group Holdings PLC

Further to the announcement on 1 June 2023, NatWest Group plc ("NatWest") announces the successful completion of the disposal of part of its shareholding, held through the wholly owned subsidiary RBS AA Holdings (UK) Limited, in Permanent TSB Group Holdings PLC ("PTSB").

The overall size of the disposal by the Minister for Finance of Ireland and NatWest (the "Selling Shareholders") was 54.6 million ordinary shares in PTSB representing 10.0% of the ordinary share capital of PTSB, with NatWest disposing of 27.3 million ordinary shares in PTSB representing 5.0% of the ordinary share capital of PTSB. The disposal was effected by way of a placing (the "Placing") of shares (the "Placing Shares") in an accelerated book building process.

In summary, following settlement of the Placing which will take place on 6 June 2023:

● The shareholding of NatWest will be reduced from 90.9 million ordinary shares, representing approximately 16.7% of the ordinary share capital of PTSB, to 63.6 million ordinary shares, representing approximately 11.7% of the ordinary share capital of PTSB.

● The Placing price was €2.025 per share. As a result, the overall gross proceeds from the sale of the Placing Shares will be €110.5 million, with both Selling Shareholders receiving €55.2 million of gross proceeds each.

● The disposal will have an immaterial impact on NatWest's CET1 ratio and its TNAV per share.

● The Selling Shareholders have undertaken not to sell further shares in PTSB for a period of 90 calendar days following the completion of the Placing (subject to waiver by one of the co-bookrunners and certain customary exceptions).

NatWest CEO Alison Rose said:

"This transaction represents further positive progress on our phased withdrawal from the Republic of Ireland."

NatWest will keep further disposal options under active consideration, as and when market conditions permit.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Disclosure

IMPORTANT INFORMATION

This announcement is for information purposes only and does not constitute an offer or an invitation to acquire or dispose of any securities of PTSB in the United States, Canada, Australia or Japan or in any other jurisdiction in which such an offer of solicitation is unlawful. The shares sold pursuant to the Placing have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under any securities laws of any state or jurisdiction of the United States and may not be offered or sold in the United States absent registration or an exemption from registration. There was no public offering of securities in the United States.

Neither this announcement nor any copy of it may be taken, transmitted or distributed, directly or indirectly in or into Australia, Canada, Japan, The Republic of South Africa, Switzerland or any other jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of the securities laws of any such jurisdiction.

In member states of the European Economic Area, this announcement and any offer if made subsequently is directed exclusively at persons who are 'qualified investors' within the meaning of Regulation (EU) 2017/1129 (the "Prospectus Regulation") ("Qualified Investors"). In the United Kingdom this announcement is directed exclusively at persons who are 'qualified investors' within the meaning of the Prospectus Regulation (as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) who fall within Article 49(2)(a) to (d) of the Order, or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). This Announcement must not be acted on or relied on by persons who are not Relevant Persons, if in the United Kingdom, or Qualified Investors, if in a member state of the European Economic Area.

No Placing Shares will be available to any investor whose purchase of such Placing Shares, whether on its own account or as a fiduciary or agent for one or more investor accounts, would require regulatory consent in any jurisdiction (including, without limitation, under the UK Financial Services and Markets Act 2000 or the United States Bank Holding Company Act of 1956).

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest's actual results are discussed in NatWest's 2022 Annual Report on Form 20-F, NatWest's Interim Management Statement for Q1 2023 on Form 6-K and its other filings with the US Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this document and NatWest does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date: 02 June 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary